UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Gilberto Peralta Joins Azul’s Board

São Paulo, August 24, 2018 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) announces today the election of Mr. Gilberto Peralta as the Company’s new board member.

With more than 35 years of experience in the aviation sector, Mr. Peralta has led several businesses within General Electric, including CEO of GE Brazil, General Manager of GE Capital Aviation Services, and Vice President at GE Aviation. He has lived and worked in Brazil, the United States and Europe and holds a bachelor’s degree in Civil and Mechanical Engineering from the Catholic University of Petropolis.

“We are very pleased to welcome Gilberto to our board of directors”, said David Neeleman, Chairman of the board. “Gilberto brings extensive experience in the sector and his insights will be very valuable as Azul continues its fleet transformation process”.

For more details about Azul’s board of directors visit www.voeazul.com.br/ir

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 780 daily flights to 107 destinations. With an operating fleet of 121 aircraft and more than 10,000 crewmembers, the company has a network of 217 non-stop routes as of June 30, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

AZUL S.A.

Publicly-held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29
Board of Trade (NIRE): 35.300.361.130 – CVM 24112

MINUTE OF EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON AUGUST 24, 2018

01.               Date, time and place: August, 24, at 10:00 a.m., at the headquarters of AZUL S.A. (“Company”), located at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Bairro de Tamboré, CEP 06460-040, in the city of Barueri, State of São Paulo.

02.               Publications and Call Notice: Call Notice: (a) published on August 09, 10 and 11, 2018, in the Official Gazette of the State of São Paulo (“DOE-SP”) and DCI – Diário, Comércio, Indústria & Serviços (“DCI”) newspaper; (b) available on August 09, 2018 at the websites of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Company and at the Company’s headquarters.

03.               Attendance: shareholders representing the totality of the voting capital stock of the Company, in accordance with the signatures appended to the Shareholders Attendance Book.

04.               Board: John Peter Rodgerson, Chairman; and Joanna Camet Portella, Secretary.

05.               Installation: Confirmed the legal quorum the Chairman declared installed the Extraordinary Shareholders’ Meeting.

06.               Agenda: In accordance with the Management’s Proposal approved by the Board of Directors in the meeting held on August 7, 2018, to pass a resolution on:

(1) the election of Mr. Gilberto de Almeida Peralta, as a new member of the Board of Directors for the remainder of the two-year term of office unified to the other directors, i.e. until the Ordinary Shareholders’ Meeting to be held in 2019, pursuant to Article 16 , of the Company’s Bylaws; (2) to amend the Company's Bylaws in order to:(a)  amend the wording  of the main sections of Articles 5 and 6 to reflect the new capital stock and balance of authorized capital after the capital increases, within the limits of its authorized capital, as approved at the meetings of the Board of Directors held on April 16, 2018, and July 4, 2018, and (b) amend the wording of the main section of Article 33 to adjust the  composition of  the non-permanent Fiscal Council so that, if installed, it would be composed by 3 (three) members and their respective alternates, in accordance with the provisions of the Brazilian Law No. 6.404/76 (“Brazilian Corporate Law”); and (3) to restate the Company's Bylaws.

07.               Reading of the Documents, Casting of Votes, and Drafting of the Minutes : (A) the reading of the documents related to the matters to be discussed in this Extraordinary Shareholders’ Meeting was dismissed, as all shareholders are fully aware of such documents;

(B) the votes, protests, and any dissenting votes will be numbered, received, and authenticated by the Board, remaining on file at the Company’s headquarters, pursuant to Article 130, paragraph 1, of the Brazilian Corporate Law; (C) the drafting of these minutes in summary form was authorized, as well as its publication excluding the signatures of all shareholders, pursuant to paragraphs 1 and 2 of Article 130 of the Brazilian Corporate Law.

08.               Resolutions: After the discussion of the matters included in the agenda, the shareholders in attendance with voting rights to the matters included in the agenda unanimously, without any restrictions or exceptions, approved:

(1)  the election of Mr. Gilberto de Almeida Peralta, Brazilian, married, engineer, bearer of  ID card (RG) No. 43.612.183 IFP/RJ, enrolled with the Brazilian Individuals Taxpayers’  Registry (CPF/MF) under No. 446.658.817-15, domiciled in the city of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8º andar, Edifício Jatobá, Tamboré, CEP 06460-040, as an independent member of  the  Board of Directors,  pursuant to its nomination by the controlling shareholder David Gary Neeleman, for the remainder of the two-year term of office unified to the other board members, i.e. until the Ordinary Shareholders’ Meeting to be held in 2019, pursuant to the Investiture Instrument attached hereto as Annex I.

The board member hereby elected represents that: (i) is eligible and has not committed any crime set forth by law or regulation issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) preventing him from exercising his  duties  accordingly, he  is in compliance with all requirements set forth in Article 147 and relevant paragraphs of Brazilian Corporate Law, regulated by CVM Instruction No. 367/02; (ii) is not disqualified pursuant to a special law; he has not been convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, antitrust crime, crime against the Brazilian financial system, antitrust violation, trade restraint, public faith or violation of property; nor has he been convicted of criminal offense and sentenced to a penalty that prevents  him from taking public office, even if temporarily, pursuant to paragraph 1 of Article 147 of the Brazilian Corporate Law; and (iii) fulfills the requirement of unblemished reputation set forth in paragraph 3 of Article 147 of the Brazilian Corporate Law. Accordingly, the board member, after completing the legal formalities, and signing the Director’s Statement of Consent, pursuant to the B3 Corporate Governance Level 2 Listing Regulation was immediately invested in his respective office for which he was elected, whose responsibilities are set  forth in the Company’s Bylaw. It is further stated that Mr. Gilberto de Almeida Peralta, elected as a Board Member meets the criteria for independence defined in the Level 2 Corporate Governance Listing Regulations of B3.

(2)  the amendment of the Company’s Bylaws, pursuant to the Management’s Proposal, to:

(a)  amend the wording of the main sections of Articles 5 and 6 to reflect the new capital stock and balance of authorized capital after the capital increases, within the limits of its authorized capital, as approved at the meetings of the Board of Directors held on April 16, 2018, and July 4, 2018, which shall be read, as of the date hereof, as follows:

“Article 5 - The Company’s share capital, totally paid up in Brazilian currency, is of two billion, two hundred and four million, eight hundred and eighty-four thousand, three hundred and seven Reais and twenty-seven cents  (R$2,204,884,307.27), divided into one billion, two hundred and fifty-four million, nine hundred and fifty- seven thousand, eight hundred and three (1,254,957,803) shares, all registered and without par value, out of which nine hundred and twenty-eight million, nine hundred and sixty-five thousand and fifty-eight (928,965,058) are common shares and three hundred and twenty-five million, nine hundred and ninety-two thousand, seven hundred and forty-five (325,992,745) are preferred shares.”

“Article 6 – Upon resolution of the Board of Directors, the Company may increase its capital stock, irrespective of any amendments to the Bylaws, through the issue of up to one hundred and eight million, five hundred and twenty-four thousand, four hundred and thirty-one (108,524,431) new preferred shares. The Board of Directors shall establish the conditions of the issuance, including the price and term for payment.”

(b)  amend the wording of the main section of Article 33 to adjust the composition of the non-permanent Fiscal Council so that, if installed, it would be composed by three (3) members and their respective alternates, in accordance with the provisions of the Brazilian Corporation Law, which shall be read as follows:

“Article 33 – The Company shall have a non-permanent Fiscal Council consisting of three (3) members and their respective alternates, shareholders or not, elected by the Shareholders’ Meeting that approves its installation, which Meeting shall also determine the compensation of the members of the Fiscal Council, within the legal limit. The Fiscal Council may be installed in fiscal years wherein shareholders request it, pursuant to the applicable provisions of the Brazilian Corporate Law.”

(3)  As a result of the amendments described in item (2) above, the shareholders approved the restatement of the Company’s Bylaws, which shall be read in the form of Annex II hereto.

The shareholders expressly authorize the management of the Company to take all measures required to implement the resolutions hereby taken.

09.               Closing and Drafting of the Minutes: With nothing further to discuss, and in the absence of any other statement, the works were interrupted for the time required to draft these minutes. These minutes were read, approved, and signed by the Chairman of the Board, the Secretary, and shareholders in attendance. BOARD: John Peter Rodgerson – Chairman; Joanna Camet Portella – Secretary.

Shareholders in Attendance: (i) David Gary Neeleman, through his representative John Peter Rodgerson; (ii) Trip Participações S.A., through its representative Julia Almeida Shimizu;

(iii) Trip Investimentos Ltda., through its representative Julia Almeida Shimizu; and (iv) Rio Novo Locações Ltda., through its representative Julia Almeida Shimizu.

Barueri, August 24, 2018.

This is a true copy of the original minutes drawn up in the minutes book.

John Peter Rodgerson

Chairman

Joanna Camet Portella

Secretary

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 24, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer